SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 13, 2005

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- __________

Enclosure: A press release dated June 8, 2005 specifying its restructuring efforts in Europe.

PR No.: C1650C

STMicroelectronics specifies its restructuring efforts in Europe

Geneva, 8 June 2005 — STMicroelectronics (NYSE:STM) today, during a meeting of its European Work Council, specified the restructuring efforts, already announced on May 16, to recover profitability, after the disappointing results of first quarter 2005. As previously disclosed, the moves reposition the Company’s cost structure in the competitive environment of the industry, characterised by the slowing growth rate of demand and the continued weakness of the dollar, which has a special impact on European-based companies. Within this challenging environment, ST has previously announced a series of wide-ranging initiatives aimed at improving the Company’s competitiveness and financial performance through accelerated innovation, a reduction of costs, and the broadening of its customer base.

In addition to the prior measures, the Company has presented today principles of the initiatives which will bring the cumulative reduction of its workforce in Europe — out of a total of 3.000 outside Asia — to 2.300 jobs by mid-2006, including the non renewal of some temporary positions.

The company plans to reorganise its European activities by:
•	converting 6 inch production tools to 8 inches, in pursuit of the programme already undertaken
•	optimising on a global scale its EWS activities (wafer test)
•	harmonising its support functions, reducing its costs and rationalising its activities (outside of manufacturing)
•	Disengaging from certain activities

This project must now be submitted to the workers representatives in each of the countries involved.

STMicroelectronics is moreover committed to do everything in its power to minimise the social impact of this reorganisation. This project, on which workers representatives will be consulted, will be carried out in accordance with the social traditions of STMicroelectronics and, in particular, whenever possible, by putting in place measures that favour voluntary redundancy (early retirement measures, job creation schemes, individual projects, transition to part-time work) and by giving itself the time needed to present and discuss practical conditions for the implementation of this project with workers representatives.

STMicroelectronics intends to remain a key player in European research: in 2004, ST committed more than 1.5 billion dollars (representing 17.5% of revenues) to research & development, of which 80% was in Europe. At the European level, nearly 30% of its personnel work in Research & Development.

STMicroelectronics further reaffirms its commitment to remain an integrated technological and industrial company, assuring in Europe research together with development and the manufacture of added value products. STMicroelectronics therefore intends to pursue the modernisation undertaken on its European industrial sites, like Agrate, Catania, Crolles, Rousset and Tours.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “may”, “will”, “should”, “would be” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2004, as filed with the SEC on March 23, 2005. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our SEC filings, including in our Form 20-F, could have a material adverse effect on our business or financial condition.

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2004, the Company’s net revenues were $8.76 billion and net earnings were $601 million. Further information on ST can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:
Stanley March	Benoit de Leusse	Fabrizio Rossini
Vice President, Investor Relations	Director, Investor Relations	Investor Relations Senior Manager
Tel: +1.212.821.89.39	Tel : +41.22.929.58.12	Tel : +41.22.929.69.73
Fax : +1.212.821.89.23	Fax : +41.22.929.69.61	Fax : +41.22.929.69.61
Email: stan.march@st.com	Email: benoit.de-leusse@st.com	Email: fabrizio.rossini@st.com

MEDIA RELATIONS:
Maria Grazia Prestini	Michael Markowitz
Director, Corporate Media Relations	Director, U.S. Media Relations
Tel: +41.2.29.29.69.45	Tel: +1.212.821.8959
Fax: +41.2.29.29.69.50	Fax: +1.212.821.8922
Email: mariagrazia.prestini@st.com	Email: michael.markowitz@st.com

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: June 13, 2005	By: /s/ CARLO FERRO

Name: Carlo Ferro
Title: Executive Vice President and Chief Financial Officer

Enclosure: A press release dated June 8, 2005 specifying its restructuring efforts in Europe.